Exhibit 18.1

233 N. Michigan Ave., Suite 2500 Chicago, Illinois 60601 Telephone: 312-856-9100 Fax: 312-856-1379

March 26, 2010

Francis J. Leonard

Chief Financial Officer

Addus HomeCare Corporation

2401 S Plum Grove Rd.

Palatine, Illinois 60067

Dear Mr. Leonard:

As stated in Note 1 to the consolidated financial statements of Addus HomeCare Corporation for the year ended December 31, 2010, the Company changed its method of accounting for its Stock-based Compensation from the graded method to the straight-line method and has stated that his method is preferable as it more accurately reflects the pattern of service provided by the employee. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur with management’s judgment that the newly adopted accounting principle described in Note 1 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/ BDO Seidman, LLP